Subject to Completion

Preliminary Pricing Supplement dated November 23, 2004

PRICING SUPPLEMENT	Filed Pursuant to Rule 424(b)(3) Registration No. 333-109802
(To prospectus supplement and prospectus dated November 26, 2003) Pricing Supplement Number:

1,000,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Leveraged Index Return Notes

Linked to the Global Equity Basket

due January     , 2010

(the “Notes”)

$10 original public offering price per unit

The Notes:

•   There will be no payments prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•   Senior unsecured debt securities of Merrill Lynch & Co., Inc. part of a series entitled “Medium-Term Notes, Series C”.

•   The Notes are designed for investors who are seeking leveraged exposure to increases in the value of the Global Equity Basket, an index basket comprised of the Dow Jones EURO STOXX 50 Index, the Nikkei 225 Index and the S&P 500 Index, each equally weighted, willing to forego interest payments on the Notes and willing to accept less than the $10 original public offering price per unit on the maturity date if the value of the Global Equity Basket declines by more than 20% over the term of the Notes.

•   The Notes will not be listed on any securities exchange.

•   Expected settlement date: December     , 2004.

•   CUSIP No.:

Payment on the maturity date:

•   The amount you receive on the maturity date will be based on the percentage change in the value of the Global Equity Basket over the term of the Notes. If the value of the Global Equity Basket:

•   has increased, you will receive an amount equal to $10 per unit plus a supplemental amount expected to be between 120% and 135% of that increase;

•   has decreased by 20% or less, you will receive $10 per unit; or

•   has decreased by more than 20%, you will receive less than $10 per unit. Any decline in the value of the Global Equity Basket in excess of 20% will result in the amount paid on the maturity date on the Notes being reduced by an amount equal to 125% of the decline in excess of 20%.

Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement and the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$10.00	$
Underwriting discount	$	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$

(1)	The public offering price and the underwriting discount for any single transaction to purchase units or more will be $ per unit and $ per unit, respectively.

Merrill Lynch & Co.

The date of this pricing supplement is December     , 2004.

“Leveraged Index Return Notes” is a service mark of Merrill Lynch & Co., Inc.

Pricing Supplement

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Leveraged Index Return Notes Linked to the Global Equity Basket due January     , 2010 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the Global Equity Basket (the “Basket”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and in the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on January     , 2010. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement.

Who determines the value of the Basket and what does the Basket reflect?

MLPF&S, as calculation agent (the “Calculation Agent”), will determine the value of the Basket as described in the section entitled “The Basket” in this pricing supplement. The Basket is designed to allow investors to participate in the movement of the levels of certain indices, as reflected by changes in the value of the Basket, over the term of the Notes. The indices that will compose the Basket are the Dow Jones EURO STOXX 50 Index, the Nikkei 225 Index and the S&P 500 Index (each a “Basket Index” and together the “Basket Indices”). Each Basket Index will be assigned an equal weighting so that each Basket Index will represent an equal portion of the value of the Basket on the date the Notes are priced for initial sale to the public (the “Pricing Date”).

In addition, a fixed factor (the “Multiplier”) will be determined for each Basket Index by taking the weighting for that Basket Index, multiplying that weighting (as a percentage) by 100, and then dividing the result by the closing level of that Basket Index on the Pricing Date. The Multipliers can be used to calculate the value of the Basket on any given day by summing the products of each Basket Index and its designated Multiplier, as described in this pricing supplement. Hypothetical Multipliers for each Basket Index are listed in the section entitled “The Basket” in this pricing supplement.

How has the Basket performed historically?

The Basket will not exist until the Pricing Date. We have, however, included a table and a graph showing hypothetical historical month-end values of the Basket from January 1999 through October 2004 based upon a hypothetical Multiplier for each Basket Index calculated as of November 18, 2004 and historical levels of each Basket Index. In addition, we have included tables and graphs showing the historical month-end levels of each Basket Index from January 1999 through October 2004. The tables and graphs referred to in this paragraph are included in the section entitled “The Basket” in this pricing supplement.

We have provided this hypothetical historical and historical information to help you evaluate the behavior of the Basket in various economic environments; however, past performance of the Basket is not necessarily indicative of how the Basket will perform in the future.

What will I receive upon maturity of the Notes?

On the maturity date, for each unit of the Notes you own, you will receive a payment equal to the “Redemption Amount”. The Redemption Amount we will pay on each unit will depend on the relation of the Ending Value to the Starting Value:

(i) If the Ending Value is greater than or equal to the Starting Value, the Redemption Amount will equal:

$10 +	($10	×	(	Ending Value – Starting Value	)	× Participation Rate	)	; or
Starting Value

(ii) If the Ending Value is less than the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount will equal the $10 original public offering price per unit; or

(iii) If the Ending Value is less than the Threshold Value, the Redemption Amount will equal:

$10	×	(	Ending Value	)	× 125%

Starting Value

The “Starting Value” will be set to 100 on the Pricing Date.

The “Ending Value” means the average, arithmetic mean, of the values of the Basket at the close of the market on five business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing value if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a sufficient number of stocks included in any Basket Index or certain futures or options contracts relating to a Basket Index.

The “Threshold Value” is 80% of the Starting Value.

The “Participation Rate” will be a fixed percentage expected to be between 120% and 135%. We will determine the actual Participation Rate on the Pricing Date and disclose it to you in the final pricing supplement delivered in connection with sales of the Notes.

In the event that the value of the Basket declines over the term of the Notes by more than 20% from the Starting Value, the amount you receive on the maturity date will be less and may be significantly less than your initial investment in the Notes. Any decline in the Basket below the Threshold Value will result in the amount paid on the maturity date on the Notes being reduced by an amount equal to 125% of the decline in excess of 20%.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Examples

Set forth below are three examples of Redemption Amount calculations, assuming for Example 1, a Participation Rate of 127.5%, the midpoint of the expected range of 120% and 135%:

Example 1—On the maturity date, the Basket is above the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 110

Redemption Amount (per unit)	=	$10 +	($10 ×	(110–100)	× 127.5%	)	=	$11.28
100

Example 2—On the maturity date, the Basket is below the Starting Value but is not less than the Threshold Value:

Starting Value: 100

Hypothetical Ending Value: 90

Redemption Amount (per unit)	=	$10

Example 3—On the maturity date, the Basket is below the Threshold Value:

Starting Value: 100

Hypothetical Ending Value: 50

Redemption Amount (per unit)	=	$10	×	(50)	× 125%	=	$6.25
100

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but will instead receive the Redemption Amount on the maturity date. We have designed the Notes for investors who are seeking leveraged exposure to increases in the value of the Basket, willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on standard senior non-callable debt securities, and willing to accept less than the $10 original public offering price per unit on the maturity date if the value of the Basket declines by more than 20% over the term of the Notes.

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative or judicial ruling to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Basket. Under this characterization of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop” in this pricing supplement.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between the status of MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date. The payment on the maturity date on the Notes will depend on the change in the value of the Basket. Because the value of the Basket is subject to market fluctuations, the Redemption Amount you receive on the maturity date may be more or less than the $10 original public offering price of the Notes. If the Ending Value is less than the Threshold Value, the Redemption Amount will be less and may be significantly less than the $10 original public offering price of the Notes, in which case your investment in the Notes will result in a loss to you.

Any decline in the value of the Basket below the Threshold Value will result in the amount paid on the maturity date on the Notes being reduced by an amount equal to 125% of the decline in excess of 20%.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the stocks included in the Basket Indices

The return on your Notes will not reflect the return you would realize if you actually owned the stocks underlying each Basket Index and received the dividends paid on those stocks, if any, because the value of the Basket is calculated by reference to the prices of the common stocks included in each Basket Index without taking into consideration the value of dividends paid on those stocks.

Your return may be affected by factors affecting international securities markets

The Basket Indices are computed by reference to the value of the equity securities of companies listed on various United States, European and Asian exchanges. The return on the Notes will be affected by factors affecting the value of securities in these markets. The European and Asian securities markets may be more volatile than United States or other securities markets and may be affected by market developments in different ways than United States or other securities markets. Direct or indirect government intervention to stabilize a particular securities market and cross-shareholdings in companies in these markets may affect prices and the volume of trading in those markets. Also, there is generally less publicly available information about European or Asian companies than about United States companies that are subject to the reporting requirements of the Securities and Exchange Commission (the “SEC”). Additionally, accounting, auditing and financial reporting standards and requirements in Europe and Asia differ from those applicable to United States reporting companies.

The prices and performance of securities of companies in Europe and Asia may be affected by political, economic, financial and social factors in those regions. In addition, recent or future changes in a country’s government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions, and possible fluctuations in the rate of exchange between currencies, are factors that could negatively affect the international securities markets. Moreover, the relevant European and Asian economies may differ favorably or unfavorably from the United States economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States, European or Asian interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the Basket. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The value of the Basket is expected to affect the trading value of the Notes.    We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the value of the Basket exceeds or does not exceed the Starting Value and the Threshold Value. If you choose to sell your Notes when the value of the Basket exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the value of the Basket will continue to fluctuate until the Ending Value is determined.

Changes in the levels of interest rates are expected to affect the trading value of the Notes.    We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase. In general, if interest rates in Europe or Japan increase, we expect the trading value of the Notes will increase, and conversely, if interest rates in Europe or Japan decrease, we expect the trading value of the Notes will decrease. The level of interest rates in the United States, Europe or Japan may also affect the applicable economies and in turn the value of the related Basket Index and, thus, the trading value of the Notes.

Changes in the volatility of the Basket Indices are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of any of the Basket Indices increases or decreases, the trading value of the Notes may be adversely affected.

Changes in dividend yields on the stocks included in the Basket Indices are expected to affect the trading value of the Notes.    In general, if dividend yields on the stocks included in the Basket Indices increase, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on these stocks decrease, we expect that the trading value of the Notes will increase.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes will decrease.    We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the value of the Basket. This difference will reflect a “time premium” due to expectations concerning the value of the Basket during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the Basket on the maturity date, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the value of the Basket will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks underlying the Basket Indices or futures or options contracts on the Basket Indices for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the value of the Basket in a manner that could be adverse to your investment in the Notes.

Potential conflicts of interest could arise

Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value and the Redemption Amount. Under certain circumstances, the role of MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Basket can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of a Basket Index. See the sections entitled “Description of the Notes—Adjustments to the Basket Indices; Market Disruption Events” and “—Discontinuance of the Basket Indices ” in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the Redemption Amount. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on January     , 2010. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is                 .

While on the maturity date a holder of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment on the Maturity Date”.

The Notes will not be subject to redemption by ML&Co. or at the option of any holder before the maturity date. If an Event of Default occurs with respect to the Notes, holders of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this pricing supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, a holder of a Note will be entitled to receive the Redemption Amount of that Note, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit of Notes will be determined by the Calculation Agent as described below.

(i)  If the Ending Value is equal to or greater than the Starting Value, the Redemption Amount will equal:

$10	+	($10 ×	(	Ending Value – Starting Value	)	× Participation Rate	)	;
Starting Value

(ii)  If the Ending Value is less than the Starting Value but is equal to or greater than the Threshold Value, the Redemption Amount will equal the $10 original public offering price per unit; or

(iii)  If the Ending Value is less than the Threshold Value, the Redemption Amount will equal:

$10	×	(	Ending Value	)	× 125%
Starting Value

The “Starting Value” will be set to 100 on the Pricing Date.

The “Ending Value” will be determined by the Calculation Agent and will equal the average, arithmetic mean, of the closing values of the Basket determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average, arithmetic mean, of the closing values of the Basket on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing value of the Basket on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Basket determined on the last scheduled Basket Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under “—Adjustments to the Basket Indices; Market Disruption Events”) on that scheduled Basket Business Day.

The “Threshold Value” is 80% of the Starting Value.

The “Participation Rate” will be a fixed percentage expected to be between 120% and 135%. We will determine the actual Participation Rate on the Pricing Date and disclose it to you in the final pricing supplement delivered in connection with sales of the Notes.

The “Calculation Period” means the period from and including the seventh scheduled Basket Business Day before the maturity date to and including the second scheduled Basket Business Day before the maturity date.

A “Calculation Day” means any Basket Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

A “Basket Business Day” means a day on which the New York Stock Exchange (the “NYSE”), the American Stock Exchange (the “AMEX”) and The Nasdaq Stock Market (the “Nasdaq”) are open for trading and the Basket Indices or any successor indices are calculated and published.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the Starting Value and a range of hypothetical Ending Values of the Basket:

•	the percentage change from the Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date for each Note;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the stocks included in the Basket Indices, which includes an assumed aggregate dividend yield of 1.89% per annum, as more fully described below.

The table below includes a Threshold Value of 80% and assumes a Participation Rate of 127.5%, the midpoint of the expected Participation Rate of 120% and 135%.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per Note	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return of stocks included in the Basket Indices(1)(2)
0.00	-100%	$ 0.00	-100.00%	—	—
10.00	-90%	$ 1.25	-87.50%	-37.53%	-33.76%
20.00	-80%	$ 2.50	-75.00%	-25.88%	-25.07%
30.00	-70%	$ 3.75	-62.50%	-18.68%	-19.09%
40.00	-60%	$ 5.00	-50.00%	-13.39%	-14.49%
50.00	-50%	$ 6.25	-37.50%	-9.18%	-10.74%
60.00	-40%	$ 7.50	-25.00%	-5.67%	-7.55%
70.00	-30%	$ 8.75	-12.50%	-2.65%	-4.78%
80.00	-20%	$10.00	0.00%	0.00%	-2.33%
90.00	-10%	$10.00	0.00%	0.00%	-0.12%
100.00(3)	0%	$10.00	0.00%	0.00%	1.89%
110.00	10%	$11.28	12.75%	2.41%	3.73%
120.00	20%	$12.55	25.50%	4.59%	5.44%
130.00	30%	$13.83	38.25%	6.58%	7.03%
140.00	40%	$15.10	51.00%	8.41%	8.51%
150.00	50%	$16.38	63.75%	10.11%	9.90%
160.00	60%	$17.65	76.50%	11.69%	11.22%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from November 19, 2004 to November 19, 2009, a term expected to be equal to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks underlying each of the Basket Indices, and consequently a percentage change in each Basket Index, that equals the percentage change in the Basket from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 1.89% per annum (which equals the average of a dividend yield of 2.79% for the Dow Jones EURO STOXX 50 Index, 0.93% for the Nikkei 225 Index and 1.94% for the S&P 500 Index), paid quarterly from the date of initial delivery of the Notes, applied to the value of the Basket at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This will be the Starting Value of the Basket on the Pricing Date.

The above figures are for purposes of illustration only. The actual Redemption Amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, Participation Rate and term of your investment.

The following graph illustrates the total dollar return (per unit) you would receive on each Note for a range of hypothetical Ending Values (as expressed as a percentage change from the Starting Value), including a Threshold Value of 80% and assuming a Participation Rate of 127.5%, the midpoint of the expected Participation Rate of 120% and 135%.

Adjustments to the Basket Indices; Market Disruption Events

If at any time STOXX Limited (“STOXX”), Nikon Keizei Shimbun, Inc. (“NKS”) or Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”) (each an “Index Publisher”) makes a material change in the formula for or the method of calculating its respective Basket Index or in any other way materially modifies that Basket Index so that the Basket Index does not, in the opinion of the Calculation Agent, fairly represent the level of that Basket Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing value of the Basket is to be calculated, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to that Basket Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Basket Index, as so adjusted. Accordingly, if the method of calculating a Basket Index is modified so that the level of the Basket Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent will adjust the Basket Index in order to arrive at a level of the Basket Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise a Basket Index or any successor index; or

(B)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to a Basket Index, or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a limitation on trading imposed during the course of a day by reason of movements in price otherwise exceeding levels permitted by the relevant exchange will constitute a Market Disruption Event;

(3)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the applicable Basket Index, or any successor index, will not constitute a Market Disruption Event;

(4)	a suspension in trading in a futures or options contract on the applicable Basket Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension or material limitation of trading in futures or options contracts related to that Basket Index; and

(5)	an absence of trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

As a result of the terrorist attacks the financial markets were closed from September 11, 2001 through September 14, 2001 and levels of certain Basket Indices are not available for those dates. Those market closures would have constituted Market Disruption Events. The occurrence of a Market Disruption Event could affect the calculation of the payment you may receive on the maturity date. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

Discontinuance of the Basket Indices

If an Index Publisher discontinues publication of its respective Basket Index and the Index Publisher or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to that Basket Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by the relevant Index Publisher or any other entity for the Basket Index and calculate the Ending Value as described above under “—Payment on the Maturity Date”. Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that an Index Publisher discontinues publication of its respective Basket Index and:

•	the Calculation Agent does not select a successor index; or

•	the successor index is not published on any of the Calculation Days,

the Calculation Agent will compute a substitute level for that Basket Index in accordance with the procedures last used to calculate that Basket Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for a Basket Index as described below, the successor index or level will be used as a substitute for that Basket Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If an Index Publisher discontinues publication of its respective Basket Index before the Calculation Period and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value; and

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which the NYSE, the AMEX and the Nasdaq are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of a Basket Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $10 original public offering price per unit plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of         % per annum to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE BASKET

The Basket is designed to allow investors to participate in the percentage change in the level of the Dow Jones EURO STOXX 50 Index, the Nikkei 225 Index and the S&P 500 Index over the term of the Notes. The Basket Indices are described in the sections below. Each Basket Index will be assigned an equal weighting so that each Basket Index will represent an equal portion of the value of the Basket on the Pricing Date.

The Index Publishers have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of holders of the Notes into consideration for any reason. The Index Publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes.

Determination of the Multiplier for each Basket Index

A fixed factor (the “Multiplier”) will be determined for each Basket Index, based upon the weighting of that Basket Index. The Multiplier for each Basket Index will be calculated on the Pricing Date and will equal:

•	the weighting (as a percentage) for that Basket Index, multiplied by 100, and

•	divided by the closing level of that Basket Index on the Pricing Date.

The Multipliers will be calculated in this way so that the value of the Basket will equal 100 on the Pricing Date. The Multipliers will not be revised subsequent to their determination on the Pricing Date except that the Calculation Agent may in its good faith judgment adjust the Multiplier of any Basket Index in the event that Basket Index is materially changed or modified in a manner that does not, in the opinion of the Calculation Agent, fairly represent the level of that Basket Index had those material changes or modifications not been made.

The hypothetical Multipliers for each Basket Index are listed under “—Computation of the Basket” below.

Computation of the Basket

The Calculation Agent will calculate the value of the Basket by summing the products of the closing level for each Basket Index on a Calculation Day and the Multiplier applicable to each Basket Index. The value of the Basket will vary based on the increase or decrease in the level of each Basket Index. Any increase in the level of a Basket Index (assuming no change in the levels of the other Basket Indices) will result in an increase in the value of the Basket. Conversely, any decrease in the level of a Basket Index (assuming no change in the levels of the other Basket Indices) will result in a decrease in the value of the Basket. For each Basket Index, the symbol, the weighting, the initial closing level, the hypothetical Multiplier and the initial contribution to the Basket value are as follows:

Basket Indices	Symbol	Weighting	Closing Level(1)	Hypothetical Multiplier (2)	Basket Value
Dow Jones EURO STOXX 50 Index	SX5E	33 1/3%	2,917.21	0.011426	33.333
Nikkei 225 Index	NKY	33 1/3%	11,082.42	0.003008	33.333
S&P 500 Index	SPX	33 1/3%	1,183.55	0.028164	33.333

(1)	This is the closing level of each Basket Index on November 18, 2004.
(2)	The hypothetical Multiplier equals the weighting of the Basket Index multiplied by 100, and then divided by the closing level of that Basket Index on November 18, 2004. We will determine the actual Multiplier on the Pricing Date and disclose it to you in the final pricing supplement delivered in connection with sales of the Notes.

Hypothetical Historical Data on the Basket

While historical information on the Basket will not exist before the Pricing Date, the following table sets forth the hypothetical historical month-end values of the Basket from January 1999 through October 2004 based upon historical Exchange Rates, the hypothetical Multipliers indicated above and a Basket value of 100 on November 18, 2004. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the notes.

	1999	2000	2001	2002	2003	2004
January	120.18	151.57	134.73	103.84	74.87	96.73
February	117.90	157.74	123.02	104.43	73.31	98.52
March	124.54	163.36	119.60	108.71	71.14	98.81
April	130.78	155.57	128.81	105.74	75.94	98.41
May	126.60	148.56	125.83	104.58	79.10	96.63
June	134.68	152.13	121.99	95.63	82.41	99.92
July	132.72	146.14	116.54	86.07	85.45	96.17
August	132.70	152.59	106.93	85.69	88.71	94.95
September	131.01	143.98	96.39	76.37	86.16	95.10
October	137.18	141.78	100.78	79.72	90.78	96.36
November	144.23	135.83	106.07	84.45	90.24
December	154.37	133.18	107.53	77.85	94.97

The following graph sets forth the hypothetical historical performance of the Basket presented in the preceding table. This hypothetical historical information is not necessarily indicative of the future performance of the Basket.

The Basket Indices

The Dow Jones EURO STOXX 50 Index

The Dow Jones EURO STOXX 50 Index was created by STOXX, a joint venture founded by SWX Group, Deutsche Borse AG and Dow Jones & Company, Inc. (“Dow Jones”). Publication of the Dow Jones EURO STOXX 50 Index began on February 26, 1998, based on an initial level of the Dow Jones EURO STOXX 50 Index of 1,000 at December 31, 1991.

The Dow Jones EURO STOXX 50 Index is currently calculated by: (i) multiplying the per share price of each underlying security by the number of free-float adjusted outstanding shares (and, if the stock is not quoted in euros, then multiplying by the related country currency and an exchange factor which reflects the exchange rate between the related country currency and the euro); (ii) calculating the sum of all these products (the “Index Aggregate Market Capitalization”); and (iii) dividing the Index Aggregate Market Capitalization by a divisor which represents the Index Aggregate Market Capitalization on the base date of the Dow Jones EURO STOXX 50 Index and which can be adjusted to allow changes in the issued share capital of individual underlying securities, including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits, to be made without distorting the Dow Jones EURO STOXX 50 Index. Because of this capitalization weighting, movements in share prices of the underlying securities of companies with relatively greater market capitalization will have a greater effect on the level of the entire Dow Jones EURO STOXX 50 Index than will movements in share prices of the underlying securities of companies with relatively smaller market capitalization.

The composition of the Dow Jones EURO STOXX 50 Index is reviewed annually, and changes are implemented on the third Friday in September, using market data from the end of August as the basis for the review process. Changes in the composition of the Dow Jones EURO STOXX 50 Index are made to ensure that the Dow Jones EURO STOXX 50 Index includes those companies which, within the eligible countries and within each industry sector, have the greatest market capitalization. Changes in the composition of the Dow Jones EURO STOXX 50 Index are made entirely by STOXX without consultation with the companies represented in the Dow Jones EURO STOXX 50 Index or ML&Co. The Dow Jones EURO STOXX 50 Index is also reviewed on an ongoing basis, and a change in the composition of the Dow Jones EURO STOXX 50 Index may be necessary if there have been extraordinary events for one of the issuers of the underlying securities, e.g., delisting, bankruptcy, merger or takeover. In these cases, the event is taken into account as soon as it is effective. The underlying securities may be changed at any time for any reason. Neither STOXX nor any of its founders is affiliated with ML&Co. nor have they participated in any way in the creation of the Notes.

ML&Co. or its affiliates may presently or from time to time engage in business with the publishers, owners, founders or creators of the Dow Jones EURO STOXX 50 Index or any of its successors or one or more of the issuers of the underlying securities, including extending loans to, making equity investments in or providing advisory services, including merger and acquisition advisory services, to the publishers, their successors, founders or creators or to any of the issuers. In the course of business with issuers, ML&Co. or its affiliates may acquire non-public information with respect to the issuers. ML&Co. may also act as market maker for the common stocks of the issuers. ML&Co. does not make any representation to any purchaser of the Notes with respect to any matters whatsoever relating to any of the publishers, their successors, founders or creators or to any of the issuers. Any prospective purchaser of the Notes should undertake an independent investigation of the issuers of the underlying securities and with respect to the competency of its publisher to formulate and calculate the Dow Jones EURO STOXX 50 Index as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes. The composition of the Dow Jones EURO STOXX 50 Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

A representative of an affiliate of ML&Co. may from time to time be a member of the STOXX Limited Advisory Committee. STOXX states in its Guide to the Dow Jones STOXX Indexes that STOXX’s Advisory Committee advises the Supervisory Board on matters relating to the Dow Jones EURO STOXX 50 Index. This advisory committee proposes changes in the composition of the Dow Jones EURO STOXX 50 Index to the Supervisory Board and makes recommendations with respect to the accuracy and transparency of the index computation. Decisions on the composition and changes in the Dow Jones EURO STOXX 50 Index are reserved to the Supervisory Board.

Historical Data on the Dow Jones EURO STOXX 50 Index

The following table sets forth the level of the Dow Jones EURO STOXX 50 Index at the end of each month in the period from January 1999 through October 2004. This historical data on the Dow Jones EURO STOXX 50 Index is not necessarily indicative of the future performance of the Dow Jones EURO STOXX 50 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Dow Jones EURO STOXX 50 Index during any period set forth below is not an indication that the Dow Jones EURO STOXX 50 Index is more or less likely to increase or decrease at any time over the term of the Notes.

	1999	2000	2001	2002	2003	2004
January	3,547.15	4,684.48	4,779.90	3,670.26	2,248.17	2,839.13
February	3,484.24	5,182.62	4,318.88	3,624.74	2,140.73	2,893.18
March	3,559.86	5,249.55	4,185.00	3,784.05	2,036.86	2,787.49
April	3,757.87	5,303.95	4,525.01	3,574.23	2,324.23	2,787.48
May	3,629.46	5,200.89	4,426.24	3,425.79	2,330.06	2,736.83
June	3,788.66	5,145.35	4,243.91	3,133.39	2,419.51	2,811.08
July	3,638.62	5,122.80	4,091.38	2,685.79	2,519.79	2,720.05
August	3,769.14	5,175.12	3,743.97	2,709.29	2,556.71	2,670.79
September	3,669.71	4,915.18	3,296.66	2,204.39	2,395.87	2,726.30
October	3,922.91	5,057.46	3,478.63	2,518.99	2,575.04	2,811.72
November	4,314.38	4,790.08	3,658.27	2,656.85	2,630.47
December	4,904.46	4,772.39	3,806.13	2,386.41	2,760.66

The following graph sets forth the historical performance of the Dow Jones EURO STOXX 50 Index presented in the preceding table. Past movements of the Dow Jones EURO STOXX 50 Index are not necessarily indicative of the future performance of the Dow Jones EURO STOXX 50 Index. On November 18, 2004, the closing level of the Dow Jones EURO STOXX 50 was 2,917.21.

License Agreement

STOXX and ML&Co. have entered into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of the right to use the Dow Jones EURO STOXX 50 Index, which is owned and published by STOXX, in connection with certain securities, including the Notes.

The license agreement between STOXX and ML&Co. provides that the following language must be set forth in this pricing supplement:

“The Dow Jones EURO STOXX 50 Index is proprietary and copyrighted material. The Dow Jones EURO STOXX 50 Index and the related trademarks have been licensed for certain purposes by ML&Co.”

“STOXX, Dow Jones and the Dow Jones EURO STOXX 50 Index are trademarks of Dow Jones & Company, Inc. and have been licensed for use.”

“STOXX and Dow Jones have no relationship to ML&Co., other than the licensing of the Dow Jones EURO STOXX 50 Index and the related trademarks for use in connection with the Notes. STOXX and Dow Jones do not:

•	Sponsor, endorse, sell or promote the Notes.
•	Recommend that any person invest in the Notes or any other securities.
•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes.
•	Have any responsibility or liability for the administration, management or marketing of the Notes.
•	Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones EURO STOXX 50 Index or have any obligation to do so.”

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

•	STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

•	The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones EURO STOXX 50 Index and the data included in the Dow Jones EURO STOXX 50 Index;

•	The accuracy or completeness of the Dow Jones EURO STOXX 50 Index; or

•	The merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50 Index and its data;

•	STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX 50 Index or its data; and

•	Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between ML&Co. and STOXX is solely for their benefit and not for the benefit of the beneficial owners of the Notes or any other third parties.

The Nikkei 225 Index

All disclosure contained in this pricing supplement regarding the Nikkei 225 Index, including, without limitation, its make-up, method of calculation and changes in its components, unless otherwise stated, has been derived from the Stock Market Indices Data Book published by NKS and other publicly available sources. The information reflects the policies of NKS as stated in these sources and these policies are subject to change at the discretion of NKS.

The Nikkei 225 Index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently comprised of 225 stocks that trade on the Tokyo Stock Exchange (the “TSE”) and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index (the “Underlying Stocks”) are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange.

The Nikkei 225 Index is a modified, price-weighted index. Each stock’s weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. NKS calculates the Nikkei 225 Index by multiplying the per share price of each Underlying Stock by the corresponding weighting factor for that Underlying Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was 23.947 as of November 18, 2004, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Underlying Stock, so that the share price of each Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. Each Weight Factor represents the number of shares of the related Underlying Stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Underlying Stocks, which is currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the

Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any Underlying Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

Underlying Stocks may be deleted or added by NKS. However, to maintain continuity in the Nikkei 225 Index, the policy of NKS is generally not to alter the composition of the Underlying Stocks except when an Underlying Stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Underlying Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Nikkei 225 Index, NKS will select, in accordance with certain criteria established by it, a replacement for the deleted Underlying Stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Underlying Stocks. As a result, an existing Underlying Stock with low trading volume and not representative of a market will be deleted.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this pricing supplement that NKS makes any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. NKS has no obligation to take the needs of ML&Co. or the holder of the Notes into consideration in determining, composing or calculating the Nikkei 225 Index. NKS is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. NKS has no obligation or liability in connection with the administration or marketing of the Notes.

The use of and reference to the Nikkei 225 Index in connection with the Notes have been consented to by NKS, the publisher of the Nikkei 225 Index.

None of ML&Co., the Calculation Agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index or any successor index. NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Nikkei 225 Index is applied in determining any Starting Value or Ending Value or any Redemption Amount payable to you on the maturity date of the Notes.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Index, and these limitations may, in turn, adversely affect the value of the Notes.

Historical data on the Nikkei 225 Index

The following table sets forth the level of the Nikkei 225 Index at the end of each month in the period from January 1999 through October 2004. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time over the term of the Notes.

	1999	2000	2001	2002	2003	2004
January	14,499.25	19,539.70	13,843.55	9,997.80	8,339.94	10,783.61
February	14,367.54	19,959.52	12,883.54	10,587.83	8,363.04	11,041.92
March	15,836.59	20,337.32	12,999.70	11,024.94	7,972.71	11,715.39
April	16,701.53	17,973.70	13,934.32	11,492.54	7,831.42	11,761.79
May	16,111.65	16,332.45	13,262.14	11,763.70	8,424.51	11,236.37
June	17,529.74	17,411.05	12,969.05	10,621.84	9,083.11	11,858.87
July	17,861.86	15,727.49	11,860.77	9,877.94	9,563.21	11,325.78
August	17,436.56	16,861.26	10,713.51	9,619.30	10,343.55	11,081.79
September	17,605.46	15,747.26	9,774.68	9,383.29	10,219.05	10,823.57
October	17,942.08	14,539.60	10,366.34	8,640.48	10,559.59	10,771.42
November	18,558.23	14,648.51	10,697.44	9,215.56	10,100.57
December	18,934.34	13,785.69	10,542.62	8,578.95	10,676.64

The following graph sets forth the historical performance of the Nikkei 225 Index presented in the preceding table. Past movements of the Nikkei 225 Index are not necessarily indicative of the future performance of the Nikkei 225 Index. On November 18, 2004, the closing level of the Nikkei Index was 11,082.42.

The S&P 500 Index

Standard & Poor’s publishes the S&P 500 Index. The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of October 29, 2004, 424 companies or 84.3% of the market capitalization of the S&P 500 Index traded on the NYSE; 75 companies or 15.6% of the market capitalization of the S&P 500 Index traded on the Nasdaq; and 1 company or 0.1% of the market capitalization of the S&P 500 Index traded on the AMEX. As of November 18, 2004, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 88% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the United States, excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index with the percentage weight of the companies currently included in each group indicated in parentheses: Consumer Discretionary (11.4%), Consumer Staples (10.6%), Energy (7.4%), Financials (20.6%), Health Care (12.8%), Industrials (11.6%), Information Technology (16.4%), Materials (3.1%), Telecommunication Services (3.3%) and Utilities (3.0%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

Computation of the S&P 500 Index

Standard & Poor’s currently computes the S&P 500 Index as of a particular time as follows:

(a)	the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the “market value” of that stock);

(b)	the market values of all component stocks as of that time are aggregated;

(c)	the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(d)	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “Base Value”);

(e)	the current aggregate market value of all component stocks is divided by the Base Value; and

(f)	the resulting quotient, expressed in decimals, is multiplied by ten.

While Standard & Poor’s currently employs the above methodology to calculate the S&P 500 Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the Redemption Amount payable to you on the maturity date or otherwise.

Standard & Poor’s adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor’s to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

•	the issuance of stock dividends;

•	the granting to shareholders of rights to purchase additional shares of stock;

•	the purchase of shares by employees pursuant to employee benefit plans;

•	consolidations and acquisitions;

•	the granting to shareholders of rights to purchase other securities of the issuer;

•	the substitution by Standard & Poor’s of particular component stocks in the S&P 500 Index; and

•	other reasons.

In these cases, Standard & Poor’s first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value ×	(		)	= New Base Value
New Market Value
Old Market Value

The result is that the Base Value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the S&P 500 Index.

Historical Data on the S&P 500 Index

The following table sets forth the level of the S&P 500 Index at the end of each month, in the period from January 1999 through October 2004. This historical data on the S&P 500 Index is not necessarily indicative of the future performance of the S&P 500 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the S&P 500 Index during any period set forth below is not any indication that the S&P 500 Index is more or less likely to increase or decrease at any time over the term of the Notes.

	1999	2000	2001	2002	2003	2004
January	1,279.64	1,394.46	1,366.01	1,130.20	855.70	1,131.13
February	1,238.33	1,366.42	1,239.94	1,106.73	841.15	1,144.94
March	1,286.37	1,498.58	1,160.33	1,147.39	848.18	1,126.21
April	1,335.18	1,452.43	1,249.46	1,076.92	916.92	1,107.30
May	1,301.84	1,420.60	1,255.82	1,067.14	963.59	1,120.68
June	1,372.71	1,454.60	1,224.42	989.82	974.50	1,140.84
July	1,328.72	1,430.83	1,211.23	911.62	990.31	1,101.72
August	1,320.41	1,517.68	1,133.58	916.07	1,008.01	1,104.24
September	1,282.71	1,436.51	1,040.94	815.28	995.97	1,114.58
October	1,362.93	1,429.40	1,059.78	885.76	1,050.71	1,130.20
November	1,388.91	1,314.95	1,139.45	936.31	1,058.20
December	1,469.25	1,320.28	1,148.08	879.82	1,111.92

The following graph sets forth the performance of the S&P 500 Index presented in the preceding table. Past movements of the S&P 500 Index are not necessarily indicative of the future performance of the S&P 500 Index. On November 18, 2004, the closing level of the S&P 500 Index was 1,183.55.

License Agreement

S&P and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some securities, including the Notes and ML&Co. is an authorized sublicensee of MLPF&S.

The license agreement between S&P and MLPF&S provides that the following language must be stated in this pricing supplement:

“S&P, S&P 500 and Standard & Poor’s are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by MLPF&S and ML&Co.”

“The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to MLPF&S and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

“S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED IN THE S&P 500 INDEX AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., MLPF&S, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED IN THE S&P 500 INDEX IN CONNECTION WITH THE RIGHTS LICENSED UNDER THE LICENSE AGREEMENT DESCRIBED IN THIS PRICING SUPPLEMENT OR FOR ANY OTHER USE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED IN THE S&P 500 INDEX. WITHOUT LIMITING ANY OF THE ABOVE INFORMATION, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGE (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF THESE DAMAGES.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the United States federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying prospectus supplement and supercedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996 that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Basket. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis.    A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date.    Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination or judicial ruling), where required, ML&Co. intends to report any gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be long-term capital gain or loss, as the case may be, if the U.S. Holder held the Note for more than one year as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the Note so sold or exchanged. Capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized at maturity or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by the U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Non-U.S. Holders

Based on the treatment of each Note as a pre-paid cash-settled forward contract linked to the value of the Basket, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations of the Notes for United States federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The restated consolidated financial statements and the related restated financial statement schedule incorporated in this pricing supplement by reference from the Current Report on Form 8-K of Merrill Lynch & Co., Inc. and subsidiaries dated May 4, 2004 for the year ended December 26, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated March 1, 2004 (May 4, 2004 as to Note 2) (which express unqualified opinions, and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method in 2002 for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and for the change in accounting method in 2004 for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, by retroactively restating its 2003, 2002 and 2001 consolidated financial statements), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 26, 2004 and March 28, 2003, June 25, 2004 and June 27, 2003 and September 24, 2004 and September 26, 2003, which are incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc. and subsidiaries’ Quarterly Reports on Form 10-Q for the quarters ended March 26, 2004, June 25, 2004 and September 24, 2004 and incorporated by reference herein, they did not audit and they do not express opinions on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Basket	PS-3
Basket Business Day	PS-11
Business Day	PS-15
Calculation Day	PS-11
Calculation Period	PS-11
Ending Value	PS-4
Market Disruption Event	PS-14
Notes	PS-1
Participation Rate	PS-4
Pricing Date	PS-3
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-15
Threshold Value	PS-4

1,000,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Leveraged Index Return Notes

Linked to the Global Equity Basket

due January     , 2010

(the “Notes”)

$10 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

December     , 2004

“Leveraged Index Return Notes” is a service mark of Merrill Lynch & Co., Inc.